

Mail Stop 3628

January 13, 2010

Via Facsimile (212.940.6557) and U.S. Mail

Robert L. Kohl, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10016

    Re: Franklin Electronic Publishers, Incorporated
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed on January 6, 2010
          File No. 001-13198

          Schedule 13E-3/A
          Filed on January 6, 2010
          File No. 005-37836

Dear Mr. Kohl:

       We have reviewed the revised filings and have the following comments. All defined terms used here have the same meaning as in the revised preliminary proxy statement.

General

1.   We note that the acknowledgments provided at the end of your response letter dated January 6, 2010 were provided by counsel. As requested by our initial response letter, please provide such acknowledgments, in writing, from each filing person, including the Company and each of the other persons listed on the cover of the amended Schedule 13E-3 filed on January 6, 2010.

Revised Proxy Statement on Schedule 14A

2.   We note your response to prior comment 10 and reissue the comment in part. With respect to the Company's disclosure obligations, we acknowledge that the disclosure on pages 6 and 14 indicates that a separate vote of a majority of unaffiliated security holders is not required. However, as noted in Question 21 of Exchange Act Release No 34-17719 (April 13, 1981), in discussing the Company's belief as to the procedural fairness of the transaction and the related factors described in Item 1014(c), (d) and (e) of Regulation M-A, it is not sufficient simply to acknowledge the lack of one or more of the specified procedural safeguards. If any of these procedural safeguards are not provided, as indicated by pages 6 and 14, the discussion should include a statement of the basis for

the belief as to procedural fairness despite the absence of these safeguards. We refer you to the middle paragraph on page 24 and the first whole paragraph on page 26 as examples where the Company appears to have satisfied this requirement in the context of 1014(d). Similar to these examples, please explain how the Company determined the transaction to be procedurally fair notwithstanding its decision not to implement the procedural safeguards in 1014(c).

3.   In addition, we recognize that the disclosure on pages 13, 18 and 22 suggests that a majority of directors who are not employees approved the Rule 13e-3 transaction. However, the discussion required by Item 1014(b) of Regulation M-A must include an analysis of the extent, if any, to which the Company's beliefs are based on the factors described in Item 1014(e). The second whole paragraph on page 25 indicates that in reaching its fairness conclusion, the board (excluding Messrs. Lipsky, Morgan and Simons) relied on the special committee's recommendations and the factors examined by the committee. The special committee's considerations described on pages 22 through 25 do not appear to include the discussion required by 1014(b) as it relates to the factor described in Item 1014(e). Please revise the disclosure either to include an analysis of the extent that the filing persons' beliefs as to fairness are based on the fact that, as indicated on pages 13 and 22, a majority of the directors who are not employees of the Company approved the transaction, or alternatively disclose that such fairness conclusions were not based on such fact.

4.   We refer you to prior comments 3 and 10 and the disclosure obligations of the Saunders Principal Shareholders pursuant to Item 1014 of Regulation M-A. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please expand the one sentence description of current and historical market prices to provide a reasonably detailed discussion of the factors described in clauses (i) and (ii) of Instruction 2 to Item 1014. We refer you to the first bullet point on page 23 as an example where the Company appears to have provided such a discussion. The Company may cross-reference that discussion if in fact the Saunders Principal Shareholders considered the same exact data discussed in that bullet point. We also note that the recommendation and analysis of the Saunders Principal Shareholders do not appear to address the factors described in clauses (vii) of Instruction 2 to Item 1014 and Item 1014(c), (d) and (e) or explain in detail why such factors were not deemed material or relevant. Please revise accordingly.

5.   We note your response to prior comment 12. Please supplement the eighth bullet point on page 24 to provide the additional detail set forth in your response.

6.   We note your response to prior comment 13 and we reissue the comment. We note the disclosure in the second whole paragraph on page 26 that the board determined that the merger is advisable and in the best interests of Franklin, approved the merger agreement

and the plan of merger and determined the *merger consideration*, as opposed to the *Rule 13e-3 transaction*, as defined in Exchange Act Rule 13e-3(a)(3) and expressly referenced in Item 1014(a) of Regulation M-A, to be fair to Franklin's shareholders. Please revise here and throughout the filing, including on pages 13 and 22, to expressly disclose whether each filing person reasonably believes that the *Rule 13e-3 transaction*, as opposed to the merger consideration, is substantively and procedurally fair to *unaffiliated* security holders, as opposed to shareholders of the Company other than Saunders. See Item 1014(a) of Regulation M-A and See Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Both parts of this comment also apply to the disclosure added in the revised preliminary proxy statement relating to the Saunders Principal Shareholders.

7.   In light of the preceding comment, we reissue prior comment 11. Please address how the special committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than Saunders, rather than all security holders unaffiliated with the Company.

Purposes and Reasons for the Merger and Plans for Franklin after the Merger, page 34

8.   Please revise the last paragraph of this section to provide the dollar amounts required by Instruction 3 to Item 1013 of Regulation M-A.

9.   We not your responses to prior comments 23 and 24. The responses and the disclosure referenced therein describe the effects of the Rule 13e-3 transaction on Saunders and shareholders other than Saunders as opposed to the effects on affiliates and unaffiliated shareholders of the Company, as required by Item 1013(d) and Instruction 2 to Item 1013. Please revise the disclosure to comply with these requirements.

Security Ownership of Certain Beneficial Owners, page 56

10.   Please revise footnote 1 to the beneficial ownership table to reflect the most recent Schedule 13D filed by Saunders and related parties.

*   *   *   *

As appropriate, please amend the filings in response to these comments.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc via facsimile:

David Boillot, Esq.
Reitler Kailas & Rosenblatt LLC
(F) 212.371.5500